

November 21, 2014

Via E-mail
Eric Montandon
Chief Executive Officer, Chief Financial Officer and Director
Infrastructure Developments Corp.
299 S. Main Street, 13th Floor
Salt Lake City, Utah 84111

> **Re:** **Infrastructure Developments Corp.**
> **Amendment No. 2 to Form 8-K**
> **Filed November 12, 2014**
> **Form 10-Q for the Fiscal Quarter Ended September 30, 2014**
> **Filed November 19, 2014**
> **File No. 000-52936**

Dear Mr. Montandon:

We have reviewed your amended filing and have the following comments.

Amendment No. 2 to Form 8-K Filed November 12, 2014

General

1. Your Form 8-K was not signed by Mr. Montandon. When filing your amendment, please make sure the report is signed.

2. You appear to have removed all page numbers. Please include page numbers on your next amended Form 8-K filing.

Item 3. Properties

3. We note your response to comment no. 4 in our letter dated October 27, 2014. Your office lease, referenced as Exhibit 10.12, is not included in your Form 8-K filed on November 12, 2014. Your office lease appears to be filed as an exhibit to your Form 8-K filed on October 14, 2014. Please update your exhibit list to incorporate by reference the office lease from your Form 8-K filed on October 14, 2014.

Form 10-Q for Fiscal Quarter Ended September 30, 2014

4. Please amend your Form 10-Q to address the requirements in Article 8 of Regulation S-X for presenting separate financial statements for Orbis Real Estate LLC and Infrastructure Developments Corp. for the periods required to be presented prior to the acquisition date

of June 25, 2014, with successor financial statements for the period subsequent to the acquisitions date reflecting ASC 805 acquisition accounting for Orbis Real Estate LLC. Please refer to comment 38 in our letter dated September 2, 2014, along with your response in your letter dated October 14, 2014. Please also refer to comment 7 in our letter dated October 27, 2014, along with your response letter dated November 12, 2014.

You may contact Tracey Houser, Staff Accountant, at (202) 551-3736 or Terence O'Brien, Accounting Branch Chief, at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Kamyar Daneshvar, Staff Attorney, at (202) 551-3787 or Craig Slivka, Special Counsel, at (202) 551-3729 with any other questions.

Sincerely,

/s/ Craig Slivka, for

Pamela Long
Assistant Director